UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 28, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM TO FIGHT FOR FAR EAST FREQUENCIES AND LICENSE IN

ARBITRATION COURT

Moscow and New York (June 28, 2006) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it filed a lawsuit with the Arbitration Court of the city of Moscow against the Federal Surveillance Service for Communications (Rossvyaznadzor). The lawsuit seeks to invalidate Rossvyaznadzor’s decision to deny a Far East license to VimpelCom and to compel Rossvyaznadzor to issue a Far East license.

VimpelCom also filed a lawsuit with the Arbitration Court of the city of Moscow against the State Radio Frequency Commission (SRFC). This lawsuit seeks to have recognized as unlawful the SRFC’s failure to act as instructed by the Federal Antimonopoly Service (FAS). FAS earlier instructed SRFC to revoke its denial of Far East frequency allocations to CJSC Vostok-Zapad Telecom and instructed SRFC to review again the application for such allocations.

VimpelCom decided to seek a court remedy in connection with the Far East license and frequency issues following the SRFC’s failure to observe the FAS’s instruction at the two SRFC meetings that took place after the FAS instruction was issued.

***

VimpelCom Group (Beeline trademark) comprises cellular operators providing their services in Russia and Kazakhstan, as well as newly acquired cellular operators in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This Form 6-K contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the lawsuits filed described above. There can be no assurance that that we will be successful in these lawsuits or in any other attempts that we might make to obtain frequency allocations or licenses in the Far East. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6-K, or to make corrections to reflect future events or developments.

For more information please contact:

AO VimpelCom PR Service:

Artyom Minaev, Mikhail Umarov

+7 (495) 725-07-42, media@beeline.ru